APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

American Stonecraft, Inc.
Balance Sheet
As of December 31, 2018

		Total
ASSETS		
Current Assets		
Bank Accounts		
CitiBusiness		47,923.31
Enterpris		37,965.52
Old Deposits		0.00
Petty Cash		2,600.29
Total Bank Accounts	$	88,489.12
Accounts Receivable		
Accounts Receivable		-897.00
Total Accounts Receivable	-$	897.00
Other Current Assets		
Undeposited Funds		795.17
Unreconciled Deposits		500.00
Total Other Current Assets	$	1,295.17
Total Current Assets	$	88,887.29
Fixed Assets		
Accumulated Depreciation		-113,471.00
CNC Automation Machinery and Software		4,003.82
Furniture and Equipment		13,946.97
Computer Router		199.00
MacBook Air Computer		2,658.00
Total Furniture and Equipment	$	16,803.97
Geami WrapPak		2,317.90
Leasehold Improvements - Fixed Asset		1,072.53
Machinery and Equipment		4,996.85
Abra Polisher		6,023.00
Block Saw #1		3,884.95
Block Saw #2		3,884.95
Block Saw #3		3,937.77
Diteq Shibuya Drill #2 2014		1,795.00
Exhaust System for Wet saws		2,816.15
Forklift		14,674.28
Stone Trailer		4,500.00
Total Machinery and Equipment	$	46,512.95
Vehicles - Van		57,109.66
Total Fixed Assets	$	14,349.83
Other Assets		
Prepaid rent 2016		3,050.00
Security Deposit 133 Congress Street		3,000.00
Total Other Assets	$	6,050.00
TOTAL ASSETS	$	109,287.12
LIABILITIES AND EQUITY		

Liabilities

  Current Liabilities

    Accounts Payable

Accounts Payable		0.00
Total Accounts Payable	**$**	**0.00**

    Credit Cards

AAA Visa		0.00
Aadvantage		0.00
Bank Americard		0.00
BofA		3,341.25
BofA		21,255.50
BofA		0.00
Capital One		7,791.72
Chase		15,261.70
Chase		3,846.25
Citi		1,751.00
Citi CC		11,270.00
Citi Costco		10.85
Citi ThankYou		-800.96
Sears MasterCard		0.00
Total Credit Cards	**$**	**63,727.31**

    Other Current Liabilities

Enterprise Bank Line of Credit		12,774.93
Gift Cards Sold - Unredeemed		1,614.14
INACTIVE New York City Payable		0.00
INACTIVE Resale Certificate - No Tax		0.00
INACTIVE Sales Tax Agcy Payable		0.00
INACTIVE Sales Tax Payable		0.00
Massachusetts Department of Revenue Payable		3,864.73
Other Current Liabilities		0.00
Other Current Liabilities - Amy Rathburn Loan		0.00
VT Department of Taxes Payable		0.00
Total Other Current Liabilities	**$**	**18,253.80**
Total Current Liabilities	**$**	**81,981.11**

  Long-Term Liabilities

1st Investors MB Van Loan		28,733.24
Daimler MB Van Loan		0.00
Enterprise Loan- Abra		6,023.00
Other Current Liabilities - G3 Loan		14,926.94
Yale Loan		0.00
Total Long-Term Liabilities	**$**	**49,683.18**
Total Liabilities	**$**	**131,664.29**

Equity

Opening Balance Equity {3}		56,238.54

  Owner's Equity - G3

Owner's Contributions - G3		-64,939.46
Owner's Draw - G3		-131,561.42
Total Owner's Equity - G3	**-$**	**196,500.88**

Retained earnings		115,227.69
Net Income		2,657.48
Total Equity	**-$**	**22,377.17**
TOTAL LIABILITIES AND EQUITY	**$**	**109,287.12**

Friday, Aug 21, 2020 11:46:17 AM GMT-7 - Cash Basis

American Stonecraft, Inc.
Balance Sheet
As of December 31, 2019

	Total
ASSETS	
Current Assets	
Bank Accounts	
CitiBusiness	16,289.36
Enterprise	10,155.25
Old Deposits	0.00
Petty Cash	3,924.40
Total Bank Accounts	$ 30,369.01
Accounts Receivable	
Accounts Receivable	-897.00
Total Accounts Receivable	-$ 897.00
Other Current Assets	
Undeposited Funds	589.15
Unreconciled Deposits	504.77
Total Other Current Assets	$ 1,093.92
Total Current Assets	$ 30,565.93
Fixed Assets	
Accumulated Depreciation	-118,353.00
CNC Automation Machinery and Software	4,003.82
Furniture and Equipment	13,946.97
Computer Router	199.00
MacBook Air Computer	2,658.00
Total Furniture and Equipment	$ 16,803.97
Geami WrapPak	2,317.90
Leasehold Improvements - Fixed Asset	1,072.53
Machinery and Equipment	4,996.85
Abra Polisher	6,023.00
Block Saw #1	3,884.95
Block Saw #2	3,884.95
Block Saw #3	3,937.77
Diteq Shibuya Drill #2 2014	1,795.00
Exhaust System for Wet saws	2,816.15
Forklift	14,674.28
Stone Trailer	4,500.00
Total Machinery and Equipment	$ 46,512.95
Vehicles - Van	57,109.66
Total Fixed Assets	$ 9,467.83
Other Assets	
Prepaid rent 2016	3,050.00
Security Deposit 133 Congress Street	3,000.00
Total Other Assets	$ 6,050.00
TOTAL ASSETS	$ 46,083.76
LIABILITIES AND EQUITY	

Liabilities

  Current Liabilities

    Accounts Payable

Accounts Payable		0.00
Total Accounts Payable	$	**0.00**
Credit Cards		
AAA Visa		0.00
AAdvantage		0.00
Bank Americard		0.00
BofA		2,967.25
BofA		0.00
BofA		0.00
Capital One		4,385.73
Chase		0.00
Chase		0.00
Citi		1,449.00
Citi CC		10,818.00
Citi Costco		-339.51
Citi ThankYou		-800.96
Sears MasterCard		0.00
Total Credit Cards	$	**18,479.51**
Other Current Liabilities		
Enterprise Bank Line of Credit		2,618.24
Enterprise Line of Credit		0.00
Gift Cards Sold - Unredeemed		1,414.71
INACTIVE New York City Payable		0.00
INACTIVE Resale Certificate - No Tax		0.00
INACTIVE Sales Tax Agcy Payable		0.00
INACTIVE Sales Tax Payable		0.00
Massachusetts Department of Revenue Payable		1,799.76
Other Current Liabilities		0.00
Other Current Liabilities - Amy Rathburn Loan		0.00
VT Department of Taxes Payable		0.00
Total Other Current Liabilities	$	**5,832.71**
Total Current Liabilities	$	**24,312.22**
Long-Term Liabilities		
1st Investors MB Van Loan		22,129.43
Daimler MB Van Loan		0.00
Enterprise Loan		0.00
Other Current Liabilities - G3 Loan		12,426.94
Yale Loan		0.00
Total Long-Term Liabilities	$	**34,556.37**
Total Liabilities	$	**58,868.59**
Equity		
Opening Balance Equity {3}		56,238.54
Owner's Equity - G3		
Owner's Contributions - G3		-52,939.46
Owner's Draw - G3		-132,180.66

Total Owner's Equity - G3	**-$**	**185,120.12**
Retained earnings		117,885.17
Net Income		-1,788.42
Total Equity	**-$**	**12,784.83**
TOTAL LIABILITIES AND EQUITY	**$**	**46,083.76**

American Stonecraft, Inc.
Balance Sheet
As of August 21, 2020

	Total	
ASSETS		
Current Assets		
Bank Accounts		
Checking		109,210.21
CitiBusiness		-362.82
Enterprise		18,934.36
Old Deposits		0.00
Petty Cash		0.67
Total Bank Accounts	$	127,782.42
Accounts Receivable		
Accounts Receivable		-897.00
Total Accounts Receivable	-$	897.00
Other Current Assets		
Undeposited Funds		2,920.81
Unreconciled Deposits		504.77
Total Other Current Assets	$	3,425.58
Total Current Assets	$	130,311.00
Fixed Assets		
Accumulated Depreciation		-118,353.00
CNC Automation Machinery and Software		4,003.82
Furniture and Equipment		13,946.97
Computer Router		199.00
MacBook Air Computer		2,658.00
Total Furniture and Equipment	$	16,803.97
Geami WrapPak		2,317.90
Leasehold Improvements - Fixed Asset		1,072.53
Machinery and Equipment		4,996.85
Abra Polisher		6,023.00
Block Saw #1		3,884.95
Block Saw #2		3,884.95
Block Saw #3		3,937.77
Diteq Shibuya Drill #2 2014		1,795.00
Exhaust System for Wet saws		2,816.15
Forklift		14,674.28
Stone Trailer		4,500.00
Total Machinery and Equipment	$	46,512.95
Vehicles - Van		57,109.66
Total Fixed Assets	$	9,467.83
Other Assets		
Prepaid rent 2016		3,050.00
Security Deposit 133 Congress Street		3,000.00
Total Other Assets	$	6,050.00
TOTAL ASSETS	$	145,828.83

LIABILITIES AND EQUITY

Liabilities

Current Liabilities

Accounts Payable

Accounts Payable		0.00
Total Accounts Payable	$	**0.00**

Credit Cards

AAA Visa		0.00
AAdvantage		0.00
Bank Americard		0.00
BofA		0.00
BofA		0.00
BofA		0.00
Capital One		2,068.24
Chase		0.00
Chase		0.00
Citi		0.00
Citi		0.00
Citi CC		0.00
Citi Costco		-727.77
Citi ThankYou xx3758		-800.96
Sears MasterCard xx9214		0.00
Total Credit Cards	$	**539.51**

Other Current Liabilities

Enterprise Bank Line of Credit		0.00
Enterprise Line of Credit		24,149.15
Gift Cards Sold - Unredeemed		1,414.71
INACTIVE New York City Payable		0.00
INACTIVE Resale Certificate - No Tax		0.00
INACTIVE Sales Tax Agcy Payable		0.00
INACTIVE Sales Tax Payable		0.00
Massachusetts Department of Revenue Payable		9.81
Other Current Liabilities		0.00
Other Current Liabilities - Amy Rathburn Loan		0.00
VT Department of Taxes Payable		0.00
Total Other Current Liabilities	$	**25,573.67**
Total Current Liabilities	$	**26,113.18**

Long-Term Liabilities

1st Investors MB Van Loan		18,723.20
Daimler MB Van Loan		0.00
Enterprise Loan 305184 - Abra		0.00
Other Current Liabilities - G3 Loan		12,426.94
SBA PPP Loan (4-30-2020)		28,800.00
Yale Loan		0.00
Total Long-Term Liabilities	$	**59,950.14**
Total Liabilities	$	**86,063.32**

Equity

Opening Balance Equity {3}		56,238.54

Owner's Equity - G3		
Owner's Contributions - G3		-52,939.46
Owner's Draw - G3		-132,180.66
Total Owner's Equity - G3	**-$**	**185,120.12**
Retained earnings		116,096.75
Net Income		72,550.34
Total Equity	**$**	**59,765.51**
TOTAL LIABILITIES AND EQUITY	**$**	**145,828.83**

American Stonecraft, Inc.
Profit and Loss
January - December 2018

	Total
Income	
Sales	728.60
BPM - Boston Public Market Income	253,821.27
Discounts given	-190.25
Lowell Office	23,643.95
Lowell POS	6,687.23
Pop-Up POS	940.33
Website Income (.com)	32,654.43
Wholesale Income	58,877.25
Total Sales	**$ 377,162.81**
Shipping and Delivery Income	3,768.01
Residential Shipping Surcharges	4.00
Total Shipping and Delivery Income	**$ 3,772.01**
Unapplied Cash Payment Income	13.84
Total Income	**$ 380,948.66**
Cost of Goods Sold	
Cost of Goods Sold	214.81
Direct Materials	1,085.13
Chemicals	650.28
Cook Slab Brushes	201.60
Diamond Materials	5,596.60
Feet	1,692.47
Product Tags & Booklets	3,481.86
Rubber Bands	481.17
Stamps	760.32
Steel for Cook Slab Handles	1,004.69
Twine for hang tags	242.15
Wood for Racks & Cook Slab Blocks	274.65
Total Direct Materials	**$ 15,470.92**
Freight - Inbound	150.62
Freight - Outbound	466.48
UPS Shipping	8,540.91
USPS Postage	6,772.16
Total Freight - Outbound	**$ 15,779.55**
Packaging	9,197.82
Total Cost of Goods Sold	**$ 40,813.72**
Total Cost of Goods Sold	**$ 40,813.72**
Gross Profit	**$ 340,134.94**
Expenses	
Advertising & Marketing	78.04
Corporate Gifts	525.70
Display	38.72
Photo Shoot Props	384.69

Printed Marketing		1,912.11
Recruiting		45.00
Retail Pop Up Events + Craft Shows		333.58
Trade Shows		5,653.88
Website		1,323.62
Total Advertising & Marketing	$	**10,295.34**
Auto Expenses		299.98
Fuel		5,025.59
Parking & Tolls		1,783.50
Service & Repair		3,189.87
Vehicle Excise Tax		828.75
Total Auto Expenses	$	**11,127.69**
Business Licenses and Permits		705.83
Business Meals & Entertainment		854.96
CC Rewards		-109.32
Cost of Labor		
MA Unemployment Insurance UI Tax EMAC		970.19
Subcontract Labor		390.00
FC Designs		3,000.00
Subcontract Etching / Laser / Sandblasting		972.00
Total Subcontract Labor	$	**4,362.00**
Wages - Employee Labor		197,990.12
Total Cost of Labor	$	**203,322.31**
Insurance		
Auto Insurance		3,827.50
Business Owner Policy		1,836.73
Workers Comp Insurance		3,171.25
Total Insurance	$	**8,835.48**
Interest Expense		1,998.04
Legal & Professional Services		20.00
Accountant - CPA		750.00
Total Legal & Professional Services	$	**770.00**
Lowell Personal Property Tax		34.83
Merchant Service Fees		57.61
AmazonPay Fees		87.05
Balance Transfer Fee		1,172.25
Bank Service Charges		87.69
BlueTarp Fees		403.55
Intuit Service Fees		94.13
QuickBooks Payments Fees		293.88
Square Fees		7,132.91
Stripe Fees		1,951.61
Total Merchant Service Fees	$	**11,280.68**
Office Supplies & Equipment		2,528.78
Bottled Water Delivery		9.64
Total Office Supplies & Equipment	$	**2,538.42**
Overnight Business Travel		811.61
Overnight Travel Meals		439.92

Total Overnight Business Travel	$	**1,251.53**
Products for Resale		2,681.80
Products for re-sale - Soap Lifts		300.00
Products for resale - Books		192.86
Products for Resale - Candles		1,013.76
Products for Resale - Merch Racks		277.00
Total Products for Resale	$	**4,465.42**
Rent Expense		
BPM Lease		9,495.50
Rent 133 Congress St.		33,480.00
Total Rent Expense	$	**42,975.50**
Repairs & Maintenance		712.52
Plowing		1,840.00
Total Repairs & Maintenance	$	**2,552.52**
Software & Services		3,115.30
Thank You Stones - Wholesale Value		6,724.00
Thank You Stones Partner Discount		-6,724.00
Transfer Account		0.00
Utilities		
Comcast Internet		547.13
Electric		3,845.32
Gas		2,168.43
Phone and Fax Service		735.08
Waste Removal		1,712.00
Water & Sewer		524.50
Total Utilities	$	**9,532.46**
Workshop - Depletable Supplies		1,112.60
Forklift Propane		476.02
Safety Gear / PPE / gloves / boots		166.98
Total Workshop - Depletable Supplies	$	**1,755.60**
Workshop - Tools & Equipment		5,202.87
Total Expenses	$	**322,505.46**
Net Operating Income	$	**17,629.48**
Other Expenses		
Depreciation Expense		14,972.00
Total Other Expenses	$	**14,972.00**
Net Other Income	-$	**14,972.00**
Net Income	$	**2,657.48**

American Stonecraft, Inc.
Profit and Loss
January - December 2019

		Total
Income		
Sales		84,354.99
BPM - Boston Public Market Income		157,672.95
Discounts given		-314.06
Lowell Office		24,614.11
Lowell POS		4,652.67
Website Income (.com)		20,840.62
Wholesale Income		16,292.75
Total Sales	$	**308,114.03**
Shipping and Delivery Income		2,593.00
Residential Shipping Surcharges		4.00
Total Shipping and Delivery Income	$	**2,597.00**
Unapplied Cash Payment Income		50.50
Total Income	$	**310,761.53**
Cost of Goods Sold		
Cost of Goods Sold		472.81
Direct Materials		423.33
Chemicals		1,182.81
Cut to Size Stone		6,568.34
Diamond Materials		4,614.25
Feet		675.69
Hardware for Door Pulls		231.90
Product Tags & Booklets		854.67
Rubber Bands		399.50
Sandblasting Supplies		95.61
Stamps		806.20
Steel for Cook Slab Handles		290.00
Tumbling Supplies		1,123.33
Twine for hang tags		96.33
Total Direct Materials	$	**17,361.96**
Freight - Inbound		1,327.36
Freight - Outbound		230.59
UPS Shipping		5,143.50
USPS Postage		4,969.49
Total Freight - Outbound	$	**10,343.58**
Packaging		1,609.00
Total Cost of Goods Sold	$	**31,114.71**
Total Cost of Goods Sold	$	**31,114.71**
Gross Profit	$	**279,646.82**
Expenses		
Advertising & Marketing		178.29
Display		75.51
Facebook / Instagram Ads		326.60

Photo Shoot Props		63.81
Printed Marketing		559.45
Recruiting		281.76
Retail Pop Up Events + Craft Shows		134.90
Uniforms		248.99
Website		1,417.47
Total Advertising & Marketing	$	**3,286.78**
Auto Expenses		
Fuel		4,918.18
Parking & Tolls		5,131.50
Service & Repair		2,244.88
Vehicle Excise Tax		633.75
Total Auto Expenses	$	**12,928.31**
Business Licenses and Permits		100.00
Business Meals & Entertainment		308.24
Cost of Labor		
MA Unemployment Insurance UI Tax EMAC		2,561.21
Subcontract Labor		
FC Designs		3,753.04
Total Subcontract Labor	$	**3,753.04**
Wages - Employee Labor		162,178.84
Total Cost of Labor	$	**168,493.09**
Insurance		
Auto Insurance		3,769.47
Business Owner Policy		1,402.52
Workers Comp Insurance		6,485.01
Total Insurance	$	**11,657.00**
Interest Expense		1,769.74
International Freight		832.26
Legal & Professional Services		
Accountant - CPA		800.00
Total Legal & Professional Services	$	**800.00**
Lowell Personal Property Tax		62.14
Merchandising		11.99
Merchant Service Fees		0.56
AmazonPay Fees		5.35
Bank Service Charges		480.77
BlueTarp Fees		52.81
Intuit Service Fees		673.94
Square Fees		4,406.41
Stripe Fees		821.83
Total Merchant Service Fees	$	**6,441.67**
Office Supplies & Equipment		1,085.30
Products for Resale		329.88
Products for re-sale - Soap Lifts		767.50
Products for resale - Books		682.82
Products for Resale - Candles		2,027.52
Total Products for Resale	$	**3,807.72**

Public Transportation			5.00
Rent Expense			
BPM Lease			8,542.79
Rent 133 Congress St.			34,733.37
Total Rent Expense	$		**43,276.16**
Repairs & Maintenance			408.56
Electrical Repairs			141.76
HVAC Repair & Maintenance			705.48
Makita Repairs			1,033.90
Plowing			350.00
Plumbing			403.43
Total Repairs & Maintenance	$		**3,043.13**
Sales Tax Expense			0.01
Software & Services			4,283.12
Thank You Stones - Wholesale Value			1,859.25
Thank You Stones Partner Discount			-1,859.25
Transfer Account			0.00
Unapplied Cash Bill Payment Expense			0.00
Utilities			
Electric			3,910.64
Gas			1,840.14
Phone and Fax Service			967.69
Waste Removal			1,443.00
Water & Sewer			92.38
Total Utilities	$		**8,253.85**
Workshop - Depletable Supplies			437.21
Forklift Propane			115.19
Safety Gear / PPE / gloves / boots			1,118.24
Total Workshop - Depletable Supplies	$		**1,670.64**
Workshop - Tools & Equipment			3,352.94
Laser use rental for Etching / Sandblasting			1,077.50
One Ton Bags			6.65
Total Workshop - Tools & Equipment	$		**4,437.09**
Total Expenses	$		**276,553.24**
Net Operating Income	$		**3,093.58**
Other Expenses			
Depreciation Expense			4,882.00
Total Other Expenses	$		**4,882.00**
Net Other Income	-$		**4,882.00**
Net Income	-$		**1,788.42**

Thursday, Aug 20, 2020 11:47:27 PM GMT-7 - Cash Basis

American Stonecraft, Inc.
Statement of Cash Flows
January - December 2018

		Total
OPERATING ACTIVITIES		
Net Income		3,569.64
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Receivable		-966.22
Unreconciled Deposits		-500.00
BofA		-8,339.14
BofA		21,255.50
Capital One		834.37
Chase		12,848.37
Chase		3,846.25
Citi		1,751.00
Citi CC		3,658.50
Citi Costco		372.69
Enterprise Bank Line of Credit		-7,360.00
		599.69
Massachusetts Department of Revenue Payable		199.24
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$	28,200.25
Net cash provided by operating activities	$	31,769.89
INVESTING ACTIVITIES		
Accumulated Depreciation		14,972.00
Furniture and Equipment		-2,104.10
Machinery and Equipment		-1,000.00
Machinery and Equipment:Abra Polisher		-6,023.00
Net cash provided by investing activities	$	5,844.90
FINANCING ACTIVITIES		
1st Investors MB Van Loan		-6,375.02
Enterprise Loan - Abra		6,023.00
Other Current Liabilities - G3 Loan		0.00
Yale Loan		-1,117.44
Opening Balance Equity {3}		0.00
Owner's Equity - G3:Owner's Contributions - G3		73.98
Owner's Equity - G3:Owner's Draw - G3		-1,198.46
Net cash provided by financing activities	-$	2,593.94
Net cash increase for period	$	35,020.85
Cash at beginning of period		54,263.44
Cash at end of period	$	89,284.29

American Stonecraft, Inc.
Statement of Cash Flows
January - December 2019

		Total
OPERATING ACTIVITIES		
Net Income		-2,973.91
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Receivable		1,239.56
Unreconciled Deposits		-4.77
Accounts Payable		0.00
BofA		-374.00
BofA		-21,255.50
Capital One		-3,405.99
Chase		-15,261.70
Chase		-3,846.25
Citi		-302.00
Citi CC		-452.00
Citi Costco		-350.36
Enterprise Bank Line of Credit		-10,156.69
Enterprise Line of Credit		0.00
Gift Cards Sold - Unredeemed		-199.43
Massachusetts Department of Revenue Payable		-2,119.04
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-$**	**56,488.17**
Net cash provided by operating activities	**-$**	**59,462.08**
INVESTING ACTIVITIES		
Accumulated Depreciation		4,882.00
Net cash provided by investing activities	**$**	**4,882.00**
FINANCING ACTIVITIES		
1st Investors MB Van Loan		-6,603.81
Enterprise Loan		-6,023.00
Other Current Liabilities - G3 Loan		-2,500.00
Opening Balance Equity {3}		0.00
Owner's Equity - G3:Owner's Contributions - G3		12,000.00
Owner's Equity - G3:Owner's Draw - G3		-619.24
Net cash provided by financing activities	**-$**	**3,746.05**
Net cash increase for period	**-$**	**58,326.13**
Cash at beginning of period		89,284.29
Cash at end of period	**$**	**30,958.16**

I, Gerald J Croteau III, certify that:

1. The financial statements of AMERICAN STONECRAFT, INC. included in this Form are true and complete in all material respects; and
2. The tax return information of AMERICAN STONECRAFT, INC. included in this Form reflects accurately the information reported on the tax return for AMERICAN STONECRAFT, INC. for the fiscal years ended 2018 and 2019 (most recently available as of the Date of this Form C).

Signature _____

Name: Gerald J Croteau III

Title: Founder / President